UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2014

NORTHSTAR REALTY FINANCE CORP.

(Exact name of registrant as specified in its charter)

Maryland	001-32330	02-0732285
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

399 Park Avenue, 18th Floor
New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 547-2600

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

The Merger Agreement

On August 5, 2014, NorthStar Realty Finance Corp., a Maryland corporation (the “Company” or “NorthStar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“GAHR”), Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“GAHR Partnership”), NRF Healthcare Subsidiary, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the Company (“Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Merger Sub (“Partnership Merger Sub”), pursuant to which GAHR will be merged with and into Merger Sub (the “Parent Merger”) and Partnership Merger Sub will merge with and into GAHR Partnership (the “Partnership Merger” and, together with the Parent Merger, the “Merger”), with Merger Sub continuing as the surviving entity of the Merger and GAHR Partnership continuing as the surviving entity of the Partnership Merger. The Merger Agreement was unanimously approved by the boards of directors of both the Company and GAHR.

At the effective time of the Merger, each outstanding share of GAHR common stock issued and outstanding immediately prior to the effective time will be automatically converted into the right to receive (i) a number of shares of Company common stock equal to the quotient determined by dividing $3.75 by the ten day volume weighted average value of Company common stock at the effective time of the Merger (the “Exchange Ratio”) and (ii) $7.75 in cash, without interest (the “Merger Consideration”); provided, that if the ten day volume weighted average value of Company common stock at the effective time of the Merger is less than $16.00, the Exchange Ratio will be 0.2344, and if the ten day volume weighted average value of Company common stock at the effective time of the Merger is greater than $20.17, the Exchange Ratio will be 0.1859.

Consummation of the Merger is subject to certain mutual conditions of the parties, including, without limitation, (i) the approval by the holders of a majority of the outstanding shares of GAHR common stock entitled to vote on adoption of the Merger Agreement (the “GAHR Stockholder Approval”), (ii) the approval by the holders of a majority of the outstanding shares of Company common stock entitled to vote on the issuance of shares of Company common stock issuable in connection with the Merger present in person or represented by proxy at the special meeting of Company stockholders held to vote on such matters (the “Company Stockholder Approval”), (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the approval for listing on the New York Stock Exchange of the shares of Company common stock to be issued in the Merger and (v) the effectiveness of the registration statement on Form S-4 to be filed by the Company for purposes of registering the shares of Company common stock issuable in connection with the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (x) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and the absence of any change, effect, development, circumstance or event from the date of the Merger Agreement until the effective time of the Merger, that has had or is reasonably likely to have a material adverse effect (as such term is defined in the Merger Agreement with respect to each party) on the other party, excluding in each case matters disclosed in any reports filed by the Company or GAHR with the Securities and Exchange Commission (the “SEC”) prior to the date of the Merger Agreement or contained in the confidential disclosure letter delivered by the Company or GAHR to the other party, (y) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers), including GAHR’s agreement not to solicit alternative acquisition proposals, and, subject to certain exceptions, not to engage in discussions or negotiations regarding alternative acquisition proposals, and (z) the receipt of opinions that both the Company and GAHR will continue to qualify as real estate investment trusts (“REITs”) under the Internal Revenue Code of 1986, as amended.

From the date of the Merger Agreement until the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms, GAHR became subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from (and to provide information to and engage in discussions with) third parties regarding alternative acquisition proposals. However, the no-shop restrictions are subject to customary “fiduciary-out” provisions which allow GAHR under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals that the board of directors of GAHR has reasonably determined in good faith (after consultation with its outside legal counsel and financial advisors) is, or is reasonably expected to lead to, a transaction more favorable to GAHR’s stockholders from a financial point of view than the Merger. Under certain limited circumstances specified in the Merger Agreement, GAHR is permitted to terminate the Merger Agreement to enter into such alternative acquisition proposal.

In connection with the termination of the Merger Agreement, GAHR will be required to pay the Company a termination fee of $102 million in the event that, among other things, (i) the Merger Agreement is terminated by GAHR in order to enter into a superior proposal or (ii) GAHR’s board of directors withdraws or qualifies its recommendation in favor of the Merger. If GAHR

1

terminates the Merger Agreement due to the Company’s failure to consummate the Merger on the date the closing should have occurred in accordance with the terms of the Merger Agreement and all of the other conditions to the Company’s obligations to consummate the Merger have been met (other than those conditions that are to be satisfied at the closing) or due to the Company’s material and uncured breach of certain provisions of the Merger Agreement which would give rise to a failure of a closing condition, then under certain circumstances the Company will be required to pay GAHR a termination fee of $153 million (which payment will, if accepted by GAHR, be GAHR’s sole and exclusive remedy in the event that the Mergers fail to close). Further, in the event that the Company or GAHR terminates the Merger Agreement for failure of the Company’s stockholders to approve the issuance of shares of Company common stock issuable in connection with the Merger, the Company under certain circumstances will be required to pay a termination fee of $35 million.

The Merger Agreement is filed as an exhibit to this Current Report on Form 8-K (this “Form 8-K”) to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about the Company, GAHR, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; were solely for the benefit of the parties to the Merger Agreement; have been qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, GAHR or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company and GAHR. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the parties and the Merger that will be contained in, or incorporated by reference into, the joint proxy statement/prospectus forming a part of the registration statement on Form S-4 that the Company will file in order to register the shares of Company common stock issuable in connection with the Merger, as well as in the other filings that each of the Company and GAHR make with the SEC.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K and incorporated herein by reference.

The Debt Commitment Letter

Contemporaneously with the execution of the Merger Agreement, the Company obtained a debt financing commitment for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which will be used by the Company to pay a portion or all of the cash consideration to consummate the Merger, to repay indebtedness of GAHR and its subsidiaries, and to pay related fees and expenses.

Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A., Barclays Bank PLC and Column Financial, Inc. (collectively, the “Lenders”) have committed to provide a $3.055 billion loan (the “Loan”) on the terms and subject to the conditions set forth in a commitment letter (the “Commitment Letter”) and commitment fee and flex letter, each dated August 5, 2014. The obligations of the Lenders to provide financing under the Commitment Letter are subject to certain conditions, including, without limitation, (i) the negotiation, execution and delivery of definitive loan documentation for the Loan consistent with the Commitment Letter and otherwise reasonably satisfactory to the Lenders, (ii) a condition that there has not been a “Company Material Adverse Effect” (as defined in the Merger Agreement), (iii) the consummation of the Merger in accordance with the Merger Agreement (without giving effect to any amendments to the Merger Agreement or any waivers thereof that are materially adverse to the Lenders unless consented to) concurrently with the funding of the Loan, (iv) the payment of applicable costs, fees and expenses and (v) the delivery of certain customary closing documents (including, among other things, opinions from legal counsel). The principal amount of the Loan may be reduced if certain financial tests, such as a minimum net operating income, minimum debt service coverage ratio and maximum loan to value ratio (based on appraisals) are not satisfied.

The Commitment Letter terminates on January 30, 2015.

The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, which is filed as Exhibit 10.1 to this Form 8-K and incorporated herein by reference.

2

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 above related to the Commitment Letter is incorporated by reference into this Item 2.03.

Item 7.01	Regulation FD Disclosure.

The Company prepared an investor presentation with respect to the Merger. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. In addition, on August 5, 2014, the Company issued a press release announcing the execution of the Merger Agreement, describing the benefits of the Merger for each of the Company and GAHR. A copy of the press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Such investor presentation and press release shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 attached hereto, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing.

Cautionary Statement Regarding Forward-Looking Statements

Certain items in this Current Report on Form 8-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words like “may,” “should,” “potential,” “expect,” “anticipate,” “estimate,” “believe,” “could,” “project,” predict,” “continue,” “will,” “would,” “seek,” “future,” “intends” and similar expressions, including statements about future results, projected yields, rates of return and performance, projected cash available for distribution, projected cash from any single source of investment or fee stream, projected expenses, expected and weighted average return on equity, market and industry trends, investment opportunities, business conditions and other matters. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Forward-looking statements are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying any forward-looking statements will not materialize or will vary significantly from actual results. Variations of assumptions and results may be material. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Merger or failure to satisfy other conditions to completion of the Merger; (3) the inability to complete the Merger within the expected time period or at all, including due to the failure to obtain the GAHR Stockholder Approval, the Company Stockholder Approval or the failure to satisfy other conditions to completion of the Merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; (4) risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger; (5) the effect of the announcement of the proposed merger on the Company’s or GAHR’s relationships with their respective customers, tenants, lenders, operating results and businesses generally; (6) the scalability of our investment platform, in particular, the healthcare real estate portfolio; (7) the size and timing of offerings or capital raises; (8) the performance of GAHR’s portfolio and the Company’s healthcare real estate portfolio generally; (9) the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic transactions and relationships in the future or at all; (10) the stability of long-term cash flow streams; (11) the ability to enhance dividend safety and growth potential; (12) the ability to achieve multiple expansion; (13) the ability to achieve EBITDAR coverage, dividend yields and implied cap rates similar to other diversified healthcare REITs or at all; (14) the projected net operating income of the Company’s portfolio and GAHR’s portfolio and associated cap rate, including the ability to achieve the growth, obtain the lease payments and step ups in contractual lease payments, and maintain dividend payments, at current or anticipated levels, or at all; (15) the ability to opportunistically participate in commercial real estate refinancings; (16) the ability to realize upon attractive investment opportunities; (17) the Company’s ability to finance the Merger; (18) the Company’s future cash available for distribution; and (19) the projected returns on, and cash earned from, investments, including investments funded by drawings from our credit facility and securities offerings. The Company does not guarantee that the assumptions underlying such forward-looking statements are free from errors. The Company undertakes no obligation to publicly update any information whether as a result of new information, future events, or otherwise. Additional factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and its other filings with the Securities and Exchange Commission and GAHR’s Annual Report on Form 10-K for the year ended December 31, 2013, and its other filings with the SEC. Such forward-looking statements speak only as of the date of this Current Report on Form 8-K. The Company expressly disclaims any obligation to release publicly any updates or revisions

3

to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between the Company and GAHR, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by the Company. This document is not a substitute for the registration statement and joint proxy statement/prospectus that the Company will file with the SEC or any other documents that it may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and GAHR, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, in the Investor Relations portion of the Company’s website at http://www.nrfc.com under the heading “Investor Relations” and then under “SEC Filings” and copies of the documents filed by GAHR with the SEC are available free of charge on GAHR’s website at http://www.griffincapital.com/griffin-american-healthcare-reit-ii under the heading “News and SEC Filings” and then under “SEC Filings”.

Participants in Solicitation

The Company, GAHR and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and GAHR in connection with the proposed transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2013. Information about the directors and executive officers of GAHR and their ownership of GAHR common stock is set forth in the proxy statement for GAHR’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on September 23, 2013. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are furnished as part of this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 5, 2014, by and among NorthStar Realty Finance Corp., NRF Healthcare Subsidiary, LLC, NRF OP Healthcare Subsidiary, LLC, Griffin-American Healthcare REIT II Holdings, LP and Griffin-American Healthcare REIT II, Inc.

10.1	Debt Commitment Letter, dated as of August 5, 2014, by and among NorthStar Realty Finance Corp., Citigroup Global Markets Inc., JPMorgan Chase Bank, National Association, Barclays Bank plc, and Column Financial, Inc.

99.1	Investor Presentation.

99.2	Press Release by NorthStar Realty Finance Corp. on August 5, 2014.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2014

NORTHSTAR REALTY FINANCE CORP.

By:	/s/ Ronald J. Lieberman
Name: Ronald J. Lieberman
Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 5, 2014, by and among NorthStar Realty Finance Corp., NRF Healthcare Subsidiary, LLC, NRF OP Healthcare Subsidiary, LLC, Griffin-American Healthcare REIT II Holdings, LP and Griffin-American Healthcare REIT II, Inc.

10.1	Debt Commitment Letter, dated as of August 5, 2014, by and among NorthStar Realty Finance Corp., Citigroup Global Markets Inc., JPMorgan Chase Bank, National Association, Barclays Bank plc, and Column Financial, Inc.

99.1	Investor Presentation.

99.2	Press Release by NorthStar Realty Finance Corp. on August 5, 2014.